SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1943

Commission File No. 0-30821

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TeleCommunication Systems, Inc. Employee Stock Purchase Plan

TeleCommunication Systems, Inc.

275 West Street

Annapolis, MD 21401

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TeleCommunication Systems, Inc.

275 West Street

Annapolis, MD 21401

TeleCommunication Systems, Inc. Employee Stock Purchase Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of TeleCommunication Systems, Inc. and Administrator of

TeleCommunication Systems, Inc. Employee Stock Purchase Plan

We have audited the accompanying statement of net assets available for plan benefits of TeleCommunication Systems, Inc. Employee Stock Purchase Plan (the “Plan”) as of January 31, 2013 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of TeleCommunication Systems, Inc. Employee Stock Purchase Plan as of January 31, 2013 and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ CohnReznick LLP

Bethesda, Maryland

April 25, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of TeleCommunication Systems, Inc. and Administrator of

TeleCommunication Systems, Inc. Employee Stock Purchase Plan

We have audited the accompanying statement of net assets available for plan benefits of the TeleCommunication Systems, Inc. Employee Stock Purchase Plan as of January 31, 2012, and the related statements of changes in net assets available for plan benefits for each of the years in the two year period then ended. These financial statements are the responsibility of the Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the TeleCommunication Systems, Inc. Employee Stock Purchase Plan as of January 31, 2012, and the changes in net assets available for plan benefits for each of the years in the two year period then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Reznick Group, P.C.

Baltimore, Maryland

May 7, 2012

TeleCommunication Systems, Inc. Employee Stock Purchase Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

January 31, 2013 and 2012

	2013	2012

Participant deposits due from employer	$—	$384,185

Total Assets	—	384,185

Stock purchase payable	—	237,825
Benefits payable	—	146,360

Total Liabilities	—	384,185

Net assets available for plan benefits	$—	$—

See notes to financial statements

TeleCommunication Systems, Inc. Employee Stock Purchase Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the years ended January 31, 2013, 2012 and 2011

	2013	2012	2011
Additions:
Participant contributions	$807,085	$1,529,150	$1,397,420

Total additions to plan equity	807,085	1,529,150	1,397,420

Deductions:
Terminations and withdrawals	177,598	302,256	85,456
Contributions used for stock purchases	629,487	842,709	1,061,239
Contributions held for future stock purchases	—	384,185	250,725

Total deductions from plan equity	807,085	1,529,150	1,397,420

Net change in net assets available for plan benefits	—	—	—

Net assets available for plan benefits, beginning of year	—	—	—

Net assets available for plan benefits, end of year	$—	$—	$—

See notes to financial statements

TeleCommunication Systems, Inc. Employee Stock Purchase Plan

NOTES TO FINANCIAL STATEMENTS

January 31, 2013 and 2012

NOTE 1 - PLAN DESCRIPTION

TeleCommunication Systems, Inc. Employee Stock Purchase Plan (the Plan) was approved by the shareholders of TeleCommunication Systems, Inc. (the Employer) effective November 1, 2000, to enable eligible employees of the Employer and its designated subsidiaries to purchase shares of the Employer’s common stock at a discount from fair market value. The Plan is intended to benefit the Employer by increasing the employees’ interest in the Employer’s growth and success, and encouraging employees to remain employees of the Employer or its designated subsidiaries. The Plan covers substantially all of the employees of the Employer and its designated subsidiaries. The Plan is governed by Section 423 of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). More details regarding the Plan provisions may be found in the Plan document.

As of January 31, 2013, the total number of shares of $0.01 par value common stock of the Employer that were registered for purchase by participants was 2,384,932. The number of shares purchased under the Plan since 2000 is 2,384,830 and the common stock reserved for future employee purchases aggregated 102 shares. There are no other investment options for participants. Shares purchased under the Plan in the most recent fiscal Plan year were 462,947 shares.

The Plan may be terminated at any time by the Employer’s Board of Directors. For the year ended January 31, 2013, the Plan was suspended by the Board pending a vote by the shareholders authorizing the issuance of additional shares for the Plan.

All regular full-time employees or regular part-time employees of the Employer may participate in the Plan, provided that they are scheduled to work at least 20 hours per week and they own less than 5% of the Employer’s common stock. An option period is determined at the discretion of the Employer’s Board of Directors (the Administrator). The Plan year is from February 1 through January 31, with purchase periods at three month intervals. For the years ended January 31, 2013, 2012 and 2011, there were three option periods, four option periods and four option periods, respectively.

Participants contribute after-tax payroll deductions of any whole number percentage of the base salary and overtime excluding bonuses, commissions, vacation pay, and

TeleCommunication Systems, Inc. Employee Stock Purchase Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

January 31, 2013 and 2012

includible income resulting from stock options or restricted stock, or other extraordinary compensation. The employee may also deposit money into the Plan directly by personal check given to the Plan Administrator in accordance with the Plan document. All contributions to the Plan must not exceed $10,500 of compensation payable during the Plan Year. The Employer does not provide a matching or discretionary contribution, and contributions do not earn interest. Participants’ payroll deductions are accumulated during the option period. Shares are purchased on the last day of the option period at a purchase price equal to 85% of the fair market value of the common stock on the first or last trading day of the option period, whichever is lower. All shares purchased are deposited in the participant’s account at the Agent Broker. Generally, any balance remaining in an employee’s account after the exercise date will be carried forward into the employee’s account for the next option period. If the employee does not participate in that option period, the amount remaining will be refunded.

The maximum number of shares of common stock that each employee may purchase under the Plan during any option period is 2,100 shares, subject to the limitations set forth in section 423(b)(8) of the Internal Revenue Code. Participants are not permitted to purchase common stock in any one calendar year having an aggregate fair market value in excess of $25,000. The fair market value of such common stock is determined at the time each option to purchase shares is granted.

All funds contributed to the Plan may be used by the Employer for any corporate purpose until applied to the purchase of common stock or refunded to the participant. Funds are commingled with other general corporate funds and are not segregated by the Employer.

In the event of a participant’s termination, death, or retirement, any remaining account balance will be distributed to the participant or the participant’s estate.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation of Financial Statements

The accompanying financial statements are presented on the accrual basis of accounting. The Plan’s cash is maintained by the Employer on behalf of the Plan. The Plan’s administrative expenses are paid by the Employer.

TeleCommunication Systems, Inc. Employee Stock Purchase Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

January 31, 2013 and 2012

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Participant Contributions

Participant contributions are recorded in the period in which funds are either withheld from a participant’s compensation or received by personal check.

Income Tax Status

It is the intent of the Company that the Plan complies in all respects with applicable requirements of Section 423 of the Code. Under existing federal income tax laws, the Plan is not subject to federal income tax, therefore no provision for income taxes is included in the financial statements. Under Section 423 of the Code, participants in the United States of America may receive certain favorable tax benefits by purchasing and selling stock issued under the Plan. Employees in the United States of America participating in the Plan receive a purchase price discount at the date of purchase but do not recognize taxable income until the shares are subsequently sold.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of January 31, 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

TeleCommunication Systems, Inc. Employee Stock Purchase Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

January 31, 2013 and 2012

NOTE 3 - SUBSEQUENT EVENTS

Management has considered material subsequent events for disclosure and recognition through the filing date of these financial statements and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.